EXHIBIT 99.1

POET Technologies Announces Proposed Public Offering of Common Stock

SAN JOSE, Calif., Oct. 12, 2016 (GLOBE NEWSWIRE) -- POET Technologies Inc. (the “Company” or “POET”) (OTCQX:POETF) (TSX Venture:PTK), a developer of opto-electronics fabrication processes for the semiconductor industry, today announced that it intends to offer newly issued shares of common stock, along with warrants to purchase common stock, in an underwritten public offering. The offering is subject to market and other conditions, and there can be no assurance as to whether or when the offering may be completed, or as to the actual size or terms of the offering.

The Company intends to use the net proceeds from the offering for general corporate purposes, which may include, among other things, increasing working capital, further product and sales development, as well as potential business or intellectual property acquisitions in support of strategic growth.

Rodman & Renshaw (a unit of H.C. Wainwright & Co., LLC) is acting as lead book-running manager for the offering (and as sole underwriter in the United States) and Cormark Securities Inc. is acting as lead manager for the offering in Canada. IBK Capital Corp. is acting as co-manager for the offering in Canada.

The offering is being conducted pursuant to a short-form base shelf prospectus (the prospectus) previously filed and receipted with the Ontario Securities Commission (OSC) and a registration statement (which includes the prospectus) filed with the United States Securities and Exchange Commission (the SEC). Prospective investors should read in its entirety the prospectus (and the applicable prospectus supplement when filed) and the other documents that POET has filed on SEDAR and with the SEC for more complete information about the Company and the offering. A preliminary prospectus supplement (and any marketing materials) relating to the offering will be filed and will be available free of charge on the SEDAR website at www.sedar.com, on the SEC’s website at www.sec.gov and on the Company’s website at www.poet-technologies.com. The offering will be made only by means of the prospectus and the applicable prospectus supplement. When available, electronic copies of the preliminary prospectus supplement and the accompanying prospectus may also be obtained from the offices of H.C. Wainwright & Co., LLC at 430 Park Avenue, 4th Floor, New York, New York 10022 or by emailing placements@hcwco.com.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any of the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction or to any person in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offers will be made, nor any orders accepted from any person in the United States which does not qualify as an “institutional investor” under the securities laws and regulations of their state of residence. In Canada, both institutional and retail orders may be accepted, subject to availability.

The Company also released an updated investor presentation highlighting its go-to-market strategy. This investor presentation can be accessed via the Investor Relations section of POET’s website at http://www.poet-technologies.com/presentations-and-events.html. Furthermore, the Company will report its third quarter 2016 results by the last week of November as well as provide a general business update and outlook.

About POET Technologies Inc.
POET (Planar Opto-Electronic Technology) is a developer of opto-electronics and Photonic fabrication processes and products. Photonics integration is fundamental to increasing functional scaling and lowering the cost of current Photonic solutions. POET believes that its advanced opto-electronics process platform enables substantial improvements in energy efficiency, component cost and size in the production of smart optical components, the engines driving applications ranging from data centers to consumer products to military applications. Silicon Valley-based POET’s patented module-on-a-chip process, which integrates digital, high-speed analog and optical devices on the same chip, is designed to serve as an industry standard for smart optical components. More information may be obtained at www.poet-technologies.com.

ON BEHALF OF THE BOARD OF DIRECTORS
(signed) “John F. O’Donnell”, Secretary

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

For further information on the offering:
H.C. Wainwright & Co.
E: placements@hcwco.com

Shareholder Contact:
Shelton Group
Brett L. Perry
P: +1-214-272-0070
Leanne K. Sievers
P: +1-949-224-3874
E: sheltonir@sheltongroup.com